

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2015

Mr. Iehab Hawatmeh
Chief Executive Officer and
Chairman of the Board of Directors
CirTran Corporation
4125 South 6000 West
West Valley City, Utah 84128

> **Re:** **CirTran Corporation**
> **Form Schedule 14A**
> **Filed October 27, 2014**
> **File No. 000-49654**

Dear Mr. Hawatmeh:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: James R. Kruse, Esq.
        Kruse Landa Maycock & Ricks, LLC